EXHIBIT 1.2

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Sierra Wireless, Inc. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality.  Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in Management’s Annual Report on Internal Control Over Financial Reporting on page 29 of Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP has direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2013. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Jason W. Cohenour	/s/ David G. McLennan
Jason W. Cohenour	David G. McLennan
President and	Chief Financial Officer
Chief Executive Officer

Vancouver, Canada
February 27, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sierra Wireless, Inc.

We have audited the accompanying consolidated balance sheets of Sierra Wireless, Inc. as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive earnings (loss), equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of Sierra Wireless, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sierra Wireless, Inc. as of December 31, 2013 and 2012 and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sierra Wireless, Inc.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

“KPMG LLP”
Chartered Accountants
Vancouver, Canada

February 27, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sierra Wireless, Inc.

We have audited Sierra Wireless, Inc.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sierra Wireless, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Sierra Wireless, Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sierra Wireless, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sierra Wireless, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive earnings (loss), equity and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated February 27, 2014 expressed an unqualified opinion on those consolidated financial statements.

“KPMG LLP”
Chartered Accountants
Vancouver, Canada

February 27, 2014

SIERRA WIRELESS, INC.
 CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As at December 31,
	2013	2012
Assets
Current assets
Cash and cash equivalents	$177,416	$63,646
Short-term investments (note 8)	2,470	—
Accounts receivable (note 9)	112,490	108,624
Inventories (note 10)	8,253	12,675
Deferred income taxes (note 17)	2,391	22,199
Prepaids and other (note 11)	28,741	24,252
Assets held for sale (note 7)	—	54,340
	331,761	285,736
Property and equipment (note 12)	21,982	20,039
Intangible assets (note 13)	43,631	56,357
Goodwill (note 14)	102,718	97,961
Deferred income taxes (note 17)	7,176	3,880
Other assets	4,732	790
	$512,000	$464,763
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 15)	$124,846	$128,216
Deferred revenue and credits	2,481	1,312
Liabilities held for sale (note 7)	—	10,353
	127,327	139,881
Long-term obligations (note 16)	21,550	26,526
Deferred income taxes (note 17)	127	300
	149,004	166,707
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding:
31,097,844 shares (December 31, 2012 — 30,592,423 shares)	329,628	322,770
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 507,147 shares (December 31, 2012 — 716,313 shares)	(5,137)	(5,172)
Additional paid-in capital	25,996	23,203
Retained earnings (deficit)	19,367	(35,283)
Accumulated other comprehensive loss (note 18)	(6,858)	(7,462)
	362,996	298,056
	$512,000	$464,763

Commitments and contingencies (note 28)
Subsequent event (note 30)
 The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Jason W. Cohenour	/s/ Robin A. Abrams
Jason W. Cohenour	Robin A. Abrams
Director	Director

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except where otherwise stated)

	Years ended December 31,
	2013	2012	2011
Revenue	$441,860	$397,321	$333,175
Cost of goods sold	296,219	272,047	231,435
Gross margin	145,641	125,274	101,740

Expenses
Sales and marketing	42,182	37,067	37,188
Research and development (note 19)	73,112	61,785	60,903
Administration	35,164	32,777	33,716
Acquisition costs (note 5, 6 and 30)	508	3,182	—
Restructuring (note 20)	171	2,251	837
Integration	27	—	1,426
Impairment of intangible asset	—	—	11,214
Amortization	12,141	10,418	10,709
	163,305	147,480	155,993
Loss from operations	(17,664)	(22,206)	(54,253)
Foreign exchange gain (loss)	3,823	3,326	(460)
Other income (expense) (note 21)	(98)	(196)	35
Loss before income taxes	(13,939)	(19,076)	(54,678)
Income tax expense (recovery) (note 17)	1,611	(14,874)	(3,968)
Net loss from continuing operations	(15,550)	(4,202)	(50,710)
Net earnings from discontinued operations (note 7)	70,588	31,401	21,338
Net earnings (loss)	55,038	27,199	(29,372)
Net loss attributable to non-controlling interest (note 25)	—	—	(57)
Net earnings (loss) attributable to the Company	$55,038	$27,199	$(29,315)
Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) (note 22)
Continuing operations	$(0.50)	$(0.14)	$(1.62)
Discontinued operations	2.29	1.02	0.68
	$1.79	$0.88	$(0.94)
Weighted average number of shares outstanding (in thousands) (note 22)
Basic	30,771	30,788	31,275
Diluted	30,771	30,788	31,275

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars)

	Years ended December 31,
	2013	2012	2011
Net earnings (loss)	$55,038	$27,199	$(29,372)
Other comprehensive income (loss), net of taxes:
Release of foreign currency translation relating to acquisition of non- controlling interest, net of taxes of $nil	—	—	42
Foreign currency translation adjustments, net of taxes of $nil	604	538	(2,571)
Total comprehensive earnings (loss)	55,642	27,737	(31,901)
Comprehensive loss attributable to non-controlling interest:
Net loss	—	—	(57)
Foreign currency translation adjustments, net of taxes of $nil	—	—	(49)
Comprehensive earnings (loss) attributable to the Company	$55,642	$27,737	$(31,795)

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars)

	Equity attributable to the Company
	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Non-controlling interest (deficit)	Total
Balance as at December 31, 2010	31,222,786	$327,668	643,042	$(3,908)	$16,926	$(33,167)	$(5,471)	$1,139	$303,187
Purchase of Wavecom S.A. shares	—	—	—	—	(796)	—	42	(1,033)	(1,787)
Stock option exercises (note 24)	83,906	772	—	—	(253)	—	—	—	519
Stock-based compensation (note 24)	—	—	—	—	6,449	—	—	—	6,449
Purchase of treasury shares for RSU distribution	—	—	613,638	(4,472)	—	—	—	—	(4,472)
Distribution of vested RSUs	—	—	(379,121)	2,239	(2,239)	—	—	—	—
Net loss	—	—	—	—	—	(29,315)	—	(57)	(29,372)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(2,571)	(49)	(2,620)
Balance as at December 31, 2011	31,306,692	$328,440	877,559	$(6,141)	$20,087	$(62,482)	$(8,000)	$—	$271,904
Common share cancellation (note 23)	(800,000)	(6,312)	—	—	—	—	—	—	(6,312)
Stock option exercises (note 24)	85,051	637	—	—	(201)	—	—	—	436
Stock-based compensation (note 24)	—	—	—	—	6,713	—	—	—	6,713
Purchase of treasury shares for RSU distribution	—	—	336,638	(2,489)	—	—	—	—	(2,489)
Distribution of vested RSUs	680	5	(497,884)	3,458	(3,467)	—	—	—	(4)
Tax benefit from equity awards	—	—	—	—	71	—	—	—	71
Net earnings	—	—	—	—	—	27,199	—	—	27,199
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	538	—	538
Balance as at December 31, 2012	30,592,423	$322,770	716,313	$(5,172)	$23,203	$(35,283)	$(7,462)	$—	$298,056
Common share cancellation (note 23)	(510,439)	(5,384)	—	—	—	(388)	—	—	(5,772)
Stock option exercises (note 24)	965,228	11,853	—	—	(3,747)	—	—	—	8,106
Stock-based compensation (note 24)	—	—	—	—	9,347	—	—	—	9,347
Purchase of treasury shares for RSU distribution	—	—	270,265	(3,433)	—	—	—	—	(3,433)
Distribution of vested RSUs	50,632	389	(479,431)	3,468	(4,265)	—	—	—	(408)
Tax benefit from equity awards	—	—	—	—	1,458	—	—	—	1,458
Net earnings	—	—	—	—	—	55,038	—	—	55,038
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	604	—	604
Balance as at December 31, 2013	31,097,844	$329,628	507,147	$(5,137)	$25,996	$19,367	$(6,858)	$—	$362,996
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Years ended December 31,
	2013	2012	2011
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$55,038	$27,199	$(29,372)
Items not requiring (providing) cash
Amortization	28,296	28,590	32,386
Stock-based compensation (note 24(a))	9,347	6,713	6,449
Gain on sale of AirCard business (note 7)	(94,078)	—	—
Deferred income taxes	16,339	(13,606)	(2,903)
Loss (gain) on disposal of property, equipment, and intangibles	(10)	107	40
Impairment of intangible assets	—	—	11,214
Impairment of assets related to discontinued operations	1,012	—	—
Tax benefit from equity awards	1,458	71	—
Other (note 2(w))	(2,687)	(2,414)	—
Taxes paid related to net settlement of equity awards	(408)	(4)	—
Changes in non-cash working capital
Accounts receivable	10,897	(616)	9,067
Inventories	11,908	(4,019)	5,664
Prepaid expenses and other	(7,254)	(14,543)	4,248
Accounts payable and accrued liabilities	(13,139)	10,997	(13,783)
Deferred revenue and credits	1,147	(422)	733
Cash flows provided by operating activities	17,866	38,053	23,743
Investing activities
Purchase of M2M business of Sagemcom (note 5)	—	(55,218)	—
Purchase of M2M business of AnyDATA (note 6)	(5,196)	—	—
Purchase of Wavecom S.A. shares	—	—	(1,787)
Additions to property and equipment	(11,359)	(15,845)	(14,268)
Proceeds from sale of property, equipment, and intangibles	32	139	31
Increase in intangible assets	(2,211)	(2,607)	(3,740)
Proceeds from sale of AirCard Business (note 7)	119,958	—	—
Net change in short-term investments	(2,470)	9,347	17,058
Cash flows provided by (used in) investing activities	98,754	(64,184)	(2,706)
Financing activities
Issuance of common shares, net of share issue costs	8,106	436	519
Repurchase of common shares for cancellation	(5,772)	(6,312)	—
Purchase of treasury shares for RSU distribution	(3,433)	(2,489)	(4,472)
Decrease in other long-term obligations	(876)	(1,000)	(905)
Cash flows used in financing activities	(1,975)	(9,365)	(4,858)
Effect of foreign exchange rate changes on cash and cash equivalents (note 2(w))	(875)	(2,233)	(247)
Cash and cash equivalents, increase (decrease) in the year	113,770	(37,729)	15,932
Cash and cash equivalents, beginning of year	63,646	101,375	85,443
Cash and cash equivalents, end of year	$177,416	$63,646	$101,375
Supplemental disclosures:
Net income taxes paid (received)	$5,746	$2,022	$(1,926)
Interest paid	130	144	135
Non-cash purchase of property and equipment (funded by obligation under capital lease)	243	335	148
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

TABLE OF CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

1.    NATURE OF OPERATIONS

Sierra Wireless, Inc., together with its subsidiaries (collectively, the “company, we, our”) was incorporated under the Canada Business Corporations Act on May 31, 1993. We are a global leader in providing cellular wireless solutions to the Machine-to-Machine (“M2M”) and connected device markets. We develop and market a range of wireless products that include embedded modules and embedded software for original equipment manufacturers (“OEMs”), intelligent gateways and routers for industrial, commercial and public safety applications, and an innovative cloud-based platform for delivering device management and enabling end-to-end applications. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and data networks around the world. We have sales, engineering, and research and development teams located in offices around the world.
The company sold substantially all of the assets and operations related to its AirCard business on April 2, 2013 (note 7). During the fourth quarter of 2013, we acquired substantially all of the M2M embedded module and modem business of AnyDATA Corporation (note 6) and recently announced that we have entered into an agreement to acquire all of the shares of In Motion Technology Inc. (note 30). We have reevaluated our segmentation and determined that we have two reportable segments:

OEM Solutions	- includes AirPrime embedded wireless modules (including embedded wireless modules for PC OEM customers).

Enterprise Solutions	- includes Airlink Intelligent Gateways, AirVantage M2M Cloud. Effective August 1, 2012, also includes rugged terminals for railway applications (note 5).

The primary markets for our products are North America, Europe and Asia Pacific.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with U.S. GAAP.

(a)    Basis of consolidation

Our consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries from their respective dates of acquisition of control.  All inter-company transactions and balances have been eliminated on consolidation.  The ownership of the other non-controlling interest holders of consolidated subsidiaries is reflected as non-controlling interest and is not significant.

(b)    Use of estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of assets, valuation of intangible assets, goodwill, royalty and warranty accruals, lease provisions, other liabilities, stock-based compensation, bad debt and doubtful accounts, income taxes, restructuring costs, and commitments and contingencies, based on currently available information.  Actual amounts could differ from estimates.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

(c)    Translation of foreign currencies

Our functional or primary operating currency is the U.S. dollar.

Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period.  Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates.  Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred.  Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

We have foreign subsidiaries that are considered to be self-contained and integrated within their foreign jurisdiction, and accordingly, use the Euro as their functional currency.  The assets and liabilities of the foreign subsidiaries, including goodwill and fair value adjustments arising on acquisition, are translated at exchange rates at the balance sheet dates, equity is translated at historical rates, and revenue and expenses are translated at exchange rates prevailing during the period.  The foreign exchange gains and losses arising from the translation are reported as a component of other comprehensive income (loss), as presented in note 18, Accumulated Other Comprehensive Loss.

(d)    Cash and cash equivalents

Cash and cash equivalents include cash and short-term deposits with original maturities of less than three months.  Short-term deposits are valued at amortized cost.  The carrying amounts approximate fair value due to the short-term maturities of these instruments.

(e)    Short-term investments

Short-term investments, categorized as available-for-sale, are carried at fair value. Unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, are recorded as a component of accumulated other comprehensive income (loss). These gains (losses) are removed from comprehensive income (loss) when the investments mature or are sold on an item-by-item basis.

We regularly evaluate the realizable value of short-term investments, and if circumstances indicate that a decline in value is other-than-temporary, we recognize an impairment charge. To determine whether to recognize an impairment charge, we consider various factors, such as the significance of the decline in value, the length of time the investment has been below market value, changes that would impact the financial condition of the investee, and the likelihood that the investment will recover its value before it matures or is disposed of.

(f)    Allowance for doubtful accounts receivable

We maintain an allowance for our accounts receivable for estimated losses that may result from our customers’ inability to pay.  We determine the amount of the allowance by analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, insured amounts, if any, and changes in customer payment cycles and credit-worthiness.  Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

If the financial condition of any of our customers deteriorates resulting in an impairment of their ability to make payments, we may increase our allowance.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

(g)    Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost or estimable realizable value, determined on a first-in-first-out basis.  Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions.

We review the components of our inventory and our inventory purchase commitments on a regular basis for excess and obsolete inventory based on estimated future usage and sales.  Write-downs in inventory value or losses on inventory purchase commitments depend on various items, including factors related to customer demand, economic and competitive conditions, technological advances and new product introductions that vary from current expectations.  We believe that the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory.  If customer demands for our inventory are substantially less than our estimates, additional inventory write-downs may be required.

(h)    Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. We amortize our property and equipment on a straight-line basis over the following estimated economic lives:

Furniture and fixtures	3-5 years
Research and development equipment	3-10 years
Production equipment	3-5 years
Tooling	1.5-3 years
Computer equipment	1-5 years
Software	1-5 years
Office equipment	3-5 years

Research and development equipment related amortization is included in research and development expense.  Tooling and production equipment related amortization is included in cost of goods sold.  All other amortization is included in amortization expense.

Leasehold improvements and leased vehicles are amortized on a straight-line basis over the lesser of their expected average service life or term of the initial lease.

When we sell property and equipment, we net the historical cost less accumulated depreciation and amortization against the sale proceeds and include the difference in Other income (expense).

(i)    Intangible assets

The estimated useful life of intangible assets with definite life is the period over which the assets are expected to contribute to our future cash flows.  When determining the useful life, we consider the expected use of the asset, useful life of a related intangible asset, any legal, regulatory or contractual provisions that limit the useful life,  any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors,  and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

We amortize our intangible assets on a straight-line basis over the following specific periods:

Patents and trademarks	—	3-5 years
Licenses	—	over the shorter of the term of the license or an estimate of their useful life, ranging from three to ten years
Intellectual property and customer relationships	—	3-13 years
Backlog	—	1-2 years
In-process research and development	—	over the estimated life
Non-compete covenants	—	over the term of the agreement

Research and development related amortization is included in research and development expense. All other amortization is included in amortization expense.

In-process research and development (“IPRD”) are intangible assets acquired as part of business combinations.  IPRD are intangible assets with indefinite life prior to their completion and they are not amortized and subject to impairment test on an annual basis.

(j)    Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill has an indefinite life, is not amortized, and is subject to a two-step impairment test on an annual basis. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the implied fair value of the goodwill, the second step measures the amount of the impairment loss.  If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(k)    Impairment of long-lived assets

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Intangible assets with indefinite lives are tested annually for impairment and in interim periods if certain events occur indicating that the carrying value of the intangible assets may be impaired.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

(l)    Research and Development costs

Research and development costs are expensed as they are incurred.  Certain software development costs for costs associated with the development of computer software to be sold, leased or marketed are capitalized once technological feasibility is reached.

We follow the cost reduction method of accounting for certain agreements, including government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received. Certain research and development funding is repayable on the occurrence of specified future events. We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(m)    Warranty costs

Warranty costs are accrued upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience.  Warranty obligations are included in accounts payable and accrued liabilities in our consolidated balance sheet.

(n)    Royalty costs

We have intellectual property license agreements which generally require us to make royalty payments based on a percentage of the revenue generated by sales of products incorporating the licensed technology.  We recognize royalty obligations in accordance with the terms of the respective royalty agreements.  Royalty costs are recorded as a component of cost of goods sold in the period when incurred.

(o)    Market development costs

Market development costs are charged to sales and marketing expense to the extent that the benefit is separable from the revenue transaction and the fair value of that benefit is determinable.  To the extent that such costs either do not provide a separable benefit, or the fair value of the benefit cannot be reliably estimated, such amounts are recorded as a reduction of revenue.

(p)          Revenue recognition

Revenue from sales of products and services is recognized upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as persuasive evidence of an arrangement exists, delivery has occurred, price is fixed or determinable, and collection is reasonably assured.

Cash received in advance of the revenue recognition criteria being met is recorded as deferred revenue.

Revenues from contracts with multiple-element arrangements are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from certain research and development agreements is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable on the occurrence of specified future events. We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

(q)    Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the company’s key officers, directors and employees are accounted for using the fair value-based method.  Under this method, compensation cost for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model, and is expensed over the award’s vesting period using the straight-line method.  Any consideration paid by plan participants on the exercise of stock options or the purchase of shares is credited to Common stock together with any related stock-based compensation expense.  Compensation cost for restricted share units is measured at fair value at the date of grant which is the market price of the underlying security, and is expensed over the award’s vesting period using the straight-line method.  Stock-based compensation is described further in note 24.

(r)    Income taxes

Income taxes are accounted for using the asset and liability method.  Future income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss, capital loss, and tax credits carry-forwards are measured using the enacted tax rates and laws expected to apply when these differences reverse.  Future tax benefits, including non-capital loss, capital loss, and tax credits carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not.  The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

We include interest and penalties related to income taxes, including unrecognized tax benefits, in income tax expense (recovery).

Liabilities for uncertain tax positions are recorded based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

We recognize the windfall tax benefits associated with the exercise of stock options and release of restricted share units to additional paid-in capital (“APIC”) when realized. This tax benefit is not recognized until the deduction reduces taxes payable and all other available loss carryforwards and tax credits have been utilized.

(s)    Derivatives

Derivatives, such as foreign currency forward and option contracts, are occasionally used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency.  Derivatives that are not designated as hedging instruments are measured at fair value at each balance sheet date and any resulting gains and losses from changes in the fair value are recorded in other income (expense).  Gains and losses from the effective portion of foreign currency forward and option contracts that are designated as cash flow hedges are recorded in other comprehensive income (loss).  As at December 31, 2013 and 2012, we had no material derivative contracts in place.

(t)    Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to the company for the period by the weighted average number of company common shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed using the treasury stock method.  When the effect of options and other securities convertible into common shares is anti-dilutive, including when the company has incurred a loss for the period, basic and diluted loss per share are the same.

Under the treasury stock method, the number of dilutive shares, if any, is determined by dividing the average market price of shares for the period into the net proceeds of in-the-money options.

(u)    Comprehensive income (loss)

Comprehensive income (loss) includes net earnings (loss) as well as changes in equity from other non-owner sources. The other changes in equity included in comprehensive income (loss) are comprised of foreign currency cumulative translation adjustments and unrealized gains or losses on available-for-sale investments. The reclassification adjustment for other-than-temporary losses on marketable securities included in net earnings (loss) results from the recognition of the unrealized losses in the statements of operations when they are no longer viewed as temporary. Comprehensive income (loss) is presented in the consolidated statements of shareholders’ equity.

(v)    Investment tax credits

Investment tax credits are accounted for using the flow-through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(w)    Comparative figures

Certain figures presented in the consolidated financial statements have been reclassified to conform to the presentation adopted for the current year. The company reclassified $2,414 from effect on foreign exchange rate changes on cash and cash equivalents to other non-cash operating item for the year ended December 31, 2012 related to the unrealized foreign exchange gain on an intercompany loan.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

3.    RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (the revised standard).  The revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary.  The revised standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The standard did not have a material impact on our consolidated financial statements.

4.    CHANGES IN FUTURE ACCOUNTING STANDARDS

In July 2013, the FASB issued ASU 2013-11, Income Taxes (ASC 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists (Update).  The update is intended to eliminate the diversity in practice of the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  The update is effective for annual and interim financial statements for fiscal years beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted.

5.    ACQUISITION OF M2M BUSINESS OF SAGEMCOM

On August 1, 2012, we completed the acquisition of the M2M business of Sagemcom.  Sagemcom, based in France, is a leading technology company active in broadband, telecom, energy, and document management.  Its M2M business included 2G and 3G wireless modules, as well as industry-leading rugged terminals for railway applications.  The acquisition extended our leadership position in the growing M2M market and offered a significantly enhanced market position for us in key segments, including payment, transportation, and railways, as well as new geographical expansion into Brazil.

The acquisition included substantially all of the assets of the M2M business of Sagemcom for cash consideration of €44.9 million ($55.2 million) plus assumed liabilities of €3.9 million ($4.8 million).

Sagemcom’s results of operations and estimated fair value of assets acquired and liabilities assumed are included in our consolidated financial statements from the date of acquisition.

We accounted for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective estimated fair values as at August 1, 2012.  The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

The following table summarizes the final amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

	€	$
Assets acquired
Inventory	786	967
Machinery and equipment	1,454	1,788
Identifiable intangible assets	21,272	26,160
Goodwill	25,295	31,107
	48,807	60,022
Liabilities assumed
Accrued liabilities	2,439	2,999
Long-term obligations	1,468	1,805
Fair value of net assets acquired	44,900	55,218

The goodwill of €25.3 million ($31.1 million) resulting from the acquisition consisted largely of the expectation that the acquisition will extend our leadership position in the growing M2M market and offer us a significantly enhanced market position.  Goodwill was assigned to the OEM Solutions segment and it is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life (in years)	€	$
Patents	8	5,259	6,468
Customer relationships	8-13	13,887	17,078
Backlog	1-2	1,382	1,699
In-process research and development	5	744	915
		21,272	26,160

The following table presents the unaudited pro forma results for the years ended 2012 and 2011.  The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and the M2M business of Sagemcom as though the businesses had been combined as of the beginning of fiscal 2011.  The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2011.  The pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects, based on the values assigned in purchase price allocation.

	2012	2011
Pro Forma information
Revenue	$423,653	$385,049
Loss from operations	(21,462)	(48,406)
Net loss	(3,458)	(44,806)
Basic loss per share (in dollars)	$(0.11)	$(1.43)
Diluted loss per share (in dollars)	$(0.11)	$(1.43)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

6.    ACQUISITION OF M2M BUSINESS OF ANYDATA

On October 16, 2013, we completed the acquisition of substantially all of the M2M embedded module and modem related assets of AnyDATA Corporation ("AnyDATA").  Its M2M business includes 3G and 4G wireless modules and modems which are sold mainly in Korea.  The acquisition extends our global leadership position in the growing M2M market and offers a significantly enhanced market position for us in key segments, as well as new geographical expansion into Korea.

The acquisition included substantially all of the assets of the M2M embedded module and modem related assets of AnyDATA for cash consideration of $5.2 million plus minimal assumed liabilities.

AnyDATA’s results of operations and fair value of assets acquired and liabilities assumed are included in our consolidated financial statements from the date of acquisition.

We accounted for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values, as at October 16, 2013.  The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

The following table summarizes the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

$
Assets acquired
Inventory	1,296
Machinery and equipment	68
Identifiable intangible assets	1,793
Goodwill	2,061
5,218
Liabilities assumed
Accrued liabilities	22
Fair value of net assets acquired	5,196

The goodwill of $2.1 million resulting from the acquisition consists largely of the expectation that the acquisition will extend our leadership position in the growing M2M market and offer us a significantly enhanced market position.  Goodwill was assigned to the OEM Solutions segment and it is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life (in years)	$
Customer relationships	5	1,284
Existing technology	3	385
In-process research and development	2	124
		1,793

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

The amounts of revenue and net earnings of AnyDATA’s M2M business included in our consolidated statements of operations from the acquisition date, through the period ended December 31, 2013, was as follows:

October 16, 2013 to December 31, 2013
Revenue	$1,653
Earnings	23

7.    DISPOSITION OF AIRCARD BUSINESS

On April 2, 2013, we completed the sale of substantially all of the assets and operations related to our AirCard business to Netgear, Inc. ("Netgear") for total proceeds of $136.6 million (including $13.8 million of proceeds held in escrow due April 2, 2014) after final inventory adjustments plus assumed liabilities.  After transaction costs of $2.8 million, we recorded an after tax gain on disposal of $70.2 million. We expect to realize net cash proceeds of approximately $114 million from the divestiture after giving consideration to related taxes, transaction costs and escrow retention for the purposes of indemnification. On the disposition, 160 employees, primarily in sales, marketing and research and development, were transferred to Netgear, as well as certain facilities in Carlsbad, California and Richmond, British Columbia.

The gain on sale of the AirCard business consisted of:

Cash proceeds received	$122,807
Proceeds held in escrow	13,800
Total proceeds	$136,607
Transaction costs	(2,849)
Net proceeds	$133,758
Assets and liabilities held for sale	(39,680)
Gross gain on disposal	94,078
Income tax expense	(23,896)
Gain on disposal, net of taxes	$70,182

The company utilized $14.4 million of deferred income tax assets on the gain on sale of the AirCard business.

The assets and liabilities held for sale related to the AirCard disposition were as follows:

	April 2, 2013	December 31, 2012
Inventories	$2,636	$8,731
Prepaids	9,030	10,847
Property and equipment	7,511	7,489
Intangible assets	1,305	1,317
Goodwill	25,956	25,956
Assets held for sale	$46,438	$54,340

Liabilities held for sale	$6,758	$10,353

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

The results related to the AirCard business have been presented as discontinued operations in the statement of earnings for the three years ended December 31 and were as follows:

	2013	2012	2011
Revenue	$46,701	$246,845	$245,010
Cost of goods sold	32,978	177,147	183,300
Gross margin	$13,723	$69,698	$61,710
Expenses	(12,918)	(36,653)	(37,369)
Gain on sale of AirCard business	94,078	—	—
Earnings before income taxes	$94,883	$33,045	$24,341
Income tax expense	(24,295)	(1,644)	(3,003)
Net earnings from discontinued operations	$70,588	$31,401	$21,338

We had no significant customers related to discontinued operations during the year ended December 31, 2013 that accounted for more than 10% of our aggregated revenue from continuing and discontinued operations (year ended December 31, 2012 - two significant customers comprising sales of $88,689 and $73,091; year ended December 31, 2011 - three significant customers comprising sales of $77,216, $68,361 and $66,001).

8.    SHORT-TERM INVESTMENTS

Short-term investments, all of which are classified as available-for-sale, are comprised of government treasury bills and securities.   As at December 31, 2013, we had $2,470 (December 31, 2012 - $nil) in outstanding short-term investments.

9.    ACCOUNTS RECEIVABLE

The components of accounts receivable at December 31 were as follows:

	2013	2012
Trade receivables	$82,086	$96,779
Less: allowance for doubtful accounts	(2,279)	(2,435)
	79,807	94,344
Sales taxes receivable	3,598	2,594
Proceeds from Aircard sale held in escrow	13,800	—
Other receivables	15,285	11,686
	$112,490	$108,624

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

The movement in the allowance for doubtful accounts during the years ended December 31 were as follows:

	2013	2012
Balance, beginning of year	$2,435	$3,642
Bad debt expense	1,077	386
Write-offs and settlements	(1,242)	(1,608)
Foreign exchange	9	15
	$2,279	$2,435

10.    INVENTORIES

The components of inventories at December 31 were as follows:

	2013	2012
Electronic components	$2,930	$7,206
Finished goods	5,323	5,469
	$8,253	$12,675

11.    PREPAIDS AND OTHER

The components of prepaids and other at December 31 were as follows:

	2013	2012
Inventory advances	$21,382	$17,613
Insurance and licenses	4,735	2,374
Other	2,624	4,265
	$28,741	$24,252

12.    PROPERTY AND EQUIPMENT

The components of property and equipment at December 31 were as follows:

	2013
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$1,595	$928	$667
Research and development equipment	28,264	21,966	6,298
Tooling	36,307	28,269	8,038
Computer equipment	5,253	3,862	1,391
Software	5,641	3,591	2,050
Leasehold improvements	3,156	865	2,291
Leased vehicles	1,332	796	536
Office equipment	3,013	2,302	711
	$84,561	$62,579	$21,982

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

	2012
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$4,557	$3,755	$802
Research and development equipment	21,875	16,504	5,371
Tooling	25,000	17,577	7,423
Computer equipment	7,614	6,048	1,566
Software	9,358	7,863	1,495
Leasehold improvements	4,973	3,070	1,903
Leased vehicles	1,206	587	619
Office equipment	3,144	2,284	860
	$77,727	$57,688	$20,039

Amortization expense relating to property and equipment, including those related to discontinued operations, was $10,057, $12,583, and $14,528 for the years ended December 31, 2013, 2012, and 2011, respectively.

13.    INTANGIBLE ASSETS

The components of intangible assets at December 31 were as follows:

	2013
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$16,465	$7,638	$8,827
Licenses	64,494	51,831	12,663
Intellectual property	7,130	7,019	111
Customer relationships	47,539	29,229	18,310
Backlog	1,906	1,906	—
Non-compete	2,955	2,955	—
In-process research and development	7,205	3,485	3,720
	$147,694	$104,063	$43,631

	2012
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$15,466	$5,317	$10,149
Licenses	61,660	42,134	19,526
Intellectual property	7,006	6,995	11
Customer relationships	45,065	23,474	21,591
Backlog	1,823	538	1,285
Non-compete	2,827	2,827	—
In-process research and development	6,524	2,729	3,795
	$140,371	$84,014	$56,357

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

Estimated annual amortization expense for the next 5 years ended December 31 are as follows:

2014	$13,016
2015	6,791
2016	4,912
2017	4,592
2018	3,511

During the fourth quarter of 2011, we recorded an impairment charge of $11,214, primarily related to a software development program we decided not to complete.  This asset was acquired through the acquisition of Wavecom.   We did not record an impairment charge for the years ended December 31, 2013 and 2012.

Amortization expense relating to intangible assets, including those related to discontinued operations, was $18,239, $16,007, and $17,858 for the years ended December 31, 2013, 2012, and 2011, respectively.

At December 31, 2013, a net carrying amount of $1,175 included in intangible assets was not subject to amortization.

14.    GOODWILL

We assessed the realizability of goodwill during the fourth quarter of 2013 and determined that the fair value of each reporting unit exceeded its carrying value.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value with the carrying amount of goodwill for each reporting unit was not required.  There was no impairment of goodwill during the years ended December 31, 2013, 2012 and 2011.

The changes in the carrying amount of goodwill for the years ended December 31 were as follows:

	2013	2012
Balance at beginning of year	$97,961	$89,961
Goodwill acquired during year (note 5 and 6)	2,061	31,107
Goodwill allocated to discontinued operations (note 7)	—	(25,956)
Foreign currency translation adjustments	2,696	2,849
	$102,718	$97,961

OEM Solutions	87,356	82,885
Enterprise Solutions	15,362	15,076
	$102,718	$97,961

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

15.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 were as follows:

	2013	2012
Trade payables	$60,568	$64,351
Inventory commitment reserve	1,797	1,465
Accrued royalties	22,960	22,450
Accrued payroll and related liabilities	11,087	12,662
Taxes payable (including sales taxes)	11,861	9,181
Product warranties	5,861	4,169
Marketing development funds	302	38
Other	10,410	13,900
	$124,846	$128,216

16.    LONG-TERM OBLIGATIONS

The components of long-term obligations at December 31 were as follows:

	2013	2012
Accrued royalties	$17,605	$23,566
Other	3,945	2,960
	$21,550	$26,526

17.    INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	2013	2012	2011
Continuing operations:
Canadian	$6,497	$24,802	$(22,099)
Foreign	(20,436)	(43,878)	(32,579)
	(13,939)	(19,076)	(54,678)
Discontinued operations:
Canadian	80,395	15,617	5,898
Foreign	14,488	17,428	18,443
	94,883	33,045	24,341
Earnings (loss) before income taxes	$80,944	$13,969	$(30,337)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

The income tax expense (recovery) consists of:

	2013	2012	2011
Canadian:
Current	$64	$(106)	$123
Deferred	10,614	(14,268)	1,981
	10,678	(14,374)	2,104
Foreign:
Current	9,646	219	1,815
Deferred	5,582	925	(4,884)
	15,228	1,144	(3,069)
Total:
Current	9,710	113	1,938
Deferred	16,196	(13,343)	(2,903)
	$25,906	$(13,230)	$(965)

Classification:
Income tax expense (recovery) — continuing operations	1,611	(14,874)	(3,968)
Income tax expense — discontinued operations	24,295	1,644	3,003
	$25,906	$(13,230)	$(965)

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2013	2012	2011
Income tax expense (recovery) at Canadian statutory income tax rates	$20,872	$3,499	$(8,023)
Increase (decrease) in income taxes for:
Permanent and other differences	(2,339)	(5,279)	6,335
Change in statutory/foreign tax rates	(1,210)	(2,762)	(1,973)
Change in valuation allowance	8,875	(10,358)	1,805
Stock-based compensation expense	(150)	1,603	891
Adjustment to prior years	(142)	67	—
Income tax expense (recovery)	$25,906	$(13,230)	$(965)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

Future tax assets and liabilities

The tax effects of temporary differences that give rise to significant future tax assets and future tax liabilities were as follows at December 31:

	2013	2012
Future income tax assets
Property and equipment	$3,664	$4,165
Non capital loss carry-forwards	76,780	70,824
Capital loss carry-forwards	2,416	2,655
Scientific research and development expenses and credits	28,081	36,961
Reserves and other	14,201	8,974
Acquired Intangibles	1,178	—
	126,320	123,579
Future income tax liabilities
Acquired intangibles	—	2,920
	126,320	120,659
Valuation allowance	116,880	94,880
	$9,440	$25,779

	2013	2012
Classification:
Assets
Current	$2,391	$22,199
Non-current	7,176	3,880
Liabilities
Non-current	(127)	(300)
	$9,440	$25,779

At December 31, 2013, we have provided for a valuation allowance on our future tax assets of $116,880 (2012 -$94,880).

At December 31, 2013, we have Canadian allowable capital loss carry-forwards of $11,287 that are available, indefinitely, to be deducted against future Canadian taxable capital gains.  In addition, we have investment tax credits of $22,352 and $9,984 available to offset future Canadian federal and provincial income taxes payable, respectively.  Of these amounts, $216 and $147, respectively, are associated with windfall tax benefits and will be recorded as additional paid-in-capital when realized. The investment tax credits expire between 2014 and 2033.  At December 31, 2013, our U.S. subsidiary has $6,445 of California research & development tax credits which may be carried forward indefinitely.  The amounts are after the estimated utilization from the sale of AirCard business described below.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

At December 31, 2013, net operating loss carry-forwards for our foreign subsidiaries were $10,363 for U.S. income tax purposes that expire between 2020 and 2032, $79 for Hong Kong income tax purposes, $233 for Korea income tax purposes, $448 for Luxembourg income tax purposes, and $210,912 for French income tax purposes.  Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.  In addition, the utilization of the U.S. net operating losses is also subject to ownership change limitations provided by U.S. federal and specific state income tax legislation.  The amount of French net operating losses deducted each year is limited to €1,000 plus 50% of French taxable income in excess of €1,000. Our French net operating losses carry-forward is subject to the “continuity of business” requirement.  Our French subsidiaries also have research tax credit carried forward of $10,544 as at December 31, 2013.  The French research tax credit may be used to offset against corporate income tax and if any credit is not fully utilized within a three year period following the year the research tax credit is earned, it may be refunded by the French tax authorities.  Tax loss and research tax credit carry-forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate.  Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss and research tax credit carry forwards in future years.

In assessing the realizability of our future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible and the loss carry-forwards or tax credits can be utilized.  Management considers projected future taxable income and tax planning strategies in making our assessment.

On the disposition of the AirCard assets to Netgear (note 7), we expect to utilize approximately $20,946 of Canadian scientific research and development expenditures, approximately $44 of Canadian allowable capital loss, approximately $4,310 of Canadian Federal and Provincial investment tax credits, approximately $4,401 of U.S. net operating loss, and approximately $2,439 of U.S. Federal and California research & development tax credit. The estimated utilization is subject to change.

No provision for taxes have been provided on undistributed foreign earnings, as it is the company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occurs in the future.

Accounting for uncertainty in income taxes

At December 31, 2013, we had gross unrecognized tax benefits of $8,304 (2012 — $8,227).  Of this total, $5,336 (2012 — $5,349) represents the amount of unrecognized tax benefits that, if recognized, would favorably impact our effective tax rate.

Below is a reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31:

	2013	2012
Unrecognized tax benefits, beginning of year	$8,227	$9,464
Increases — tax positions taken in prior periods	252	55
Increases (decreases) — tax positions taken in current period	138	(238)
Settlements and lapse of statute of limitations	(313)	(1,054)
Unrecognized tax benefits, end of year	$8,304	$8,227

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

We recognize interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of operations.  At December 31, 2013, we had accrued $1,590 (2012 -$1,488) for interest and penalties.

In the normal course of business, we are subject to audit by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions.  Tax years ranging from 2004 to 2013 remain subject to examination in Canada, the United States, the United Kingdom, France, Germany, Australia, China, Hong Kong, Brazil, South Africa, Japan, Korea, Taiwan, Italy, and Luxembourg.

The Company regularly engages in discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. The Company believes it is reasonably possible that certain tax matters may be concluded in the next 12 months. The Company estimates that the unrecognized tax benefits at December 31, 2013 could be reduced by approximately $2,059 in the next 12 months.

18.    ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss at December 31, net of taxes, were as follows:

	2013	2012
Release of foreign currency translation relating to acquisition of non-controlling interest	$178	$178
Translation adjustment related to change in functional currency	(728)	(728)
Foreign currency translation adjustments	(6,308)	(6,912)
	$(6,858)	$(7,462)

19.    RESEARCH AND DEVELOPMENT

The components of research and development costs consist of the following:

	2013	2012	2011
Gross research and development	$75,980	$64,346	$63,424
Government tax credits	(2,868)	(2,561)	(2,521)
	$73,112	$61,785	$60,903

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

20.    RESTRUCTURING

The following table provides the activity in the restructuring liability:

	2013
	Workforce Reduction	Facilities	Total
Balance, beginning of year	$472	$182	$654
Expensed in year	115	56	171
Disbursements	(548)	(191)	(739)
Foreign exchange	2	—	2
Balance, end of year	$41	$47	$88

Classification:
Accounts payable and accrued liabilities	$41	$47	$88

By restructuring initiative:
May 2009	—	47	47
Wavecom S.A. and prior	41	—	41
	$41	$47	$88

	2012
	Workforce Reduction	Facilities	Total
Balance, beginning of period	$625	$562	$1,187
Expensed in year	2,167	84	2,251
Disbursements	(2,340)	(464)	(2,804)
Adjustments	(21)	—	(21)
Foreign exchange	41	—	41
Balance, end of period	$472	$182	$654

Classification:
Accounts payable and accrued liabilities	$472	$149	$621
Other long term obligations	—	33	33
	$472	$182	$654

By restructuring initiative:
September 2010	$433	$—	$433
May 2009	—	182	182
Wavecom S.A. and prior	39	—	39
	$472	$182	$654

April 2012

In April 2012, we announced the closure of our Newark, California facility, effective December 31, 2012, to drive greater efficiency and leverage.  Subsequently, our AirLink marketing, research and development, and customer support activities primarily transferred to the Richmond, British Columbia, facilities, and manufacturing operations transferred to our manufacturing partner in Suzhou, China. For the year ended December 31, 2013, we recorded $115 (December 31, 2012 - $1,980) in restructuring costs related to this initiative.  The outstanding restructuring obligation was fully paid by July 31, 2013.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

September 2010

In September 2010, we implemented a new business unit structure that resulted in a reduction of our workforce by 60 employees.  These reductions were substantially completed during the fourth quarter of 2010.  For the year ended December 31, 2010, we recorded restructuring costs of $4,420 primarily related to severance and benefits associated with the terminated employees.  The restructuring obligation was fully paid by December 31, 2012.

21.    OTHER INCOME (EXPENSE)

The components of other income (expense) for the years ended December 31 were as follows:

	2013	2012	2011
Gain (loss) on disposal of property, equipment, and intangibles	$10	$(107)	$(40)
Interest income	237	108	199
Interest expense	(345)	(197)	(124)
	$(98)	$(196)	$35

22.    EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2013	2012	2011
Net loss from continuing operations	$(15,550)	$(4,202)	$(50,710)
Net earnings from discontinued operations	70,588	31,401	21,338
Net loss attributable to non-controlling interest	—	—	(57)
Net earnings (loss) attributable to the company	$55,038	$27,199	$(29,315)

Weighted average shares used in computation of:
Basic	30,771	30,788	31,275
Assumed conversion	—	—	—
Diluted	30,771	30,788	31,275
Basic and dilutive earnings (loss) per share attributable to the company’s common shareholders (in dollars):
Continuing operations	(0.50)	(0.14)	(1.62)
Discontinued operations	2.29	1.02	0.68
	$1.79	$0.88	$(0.94)

As the Company incurred a loss, all equity awards were anti-dilutive and are excluded from the diluted weighted average shares.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

23.    SHARE CAPITAL

On February 6, 2013, we received regulatory approval allowing us to purchase for cancellation up to 1,529,687 of our common shares by a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange and NASDAQ Global Market.  The Bid commenced on February 14, 2013 and terminated on February 13, 2014.  During the year ended December 31, 2013, we purchased 510,439 common shares (year ended December 31, 2012 - 800,000 common shares) in the open market at an average price of $11.31 per share (year ended December 31, 2012 - $7.89 per share). The amount paid to acquire the shares over and above the average carrying value has been charged to retained earnings.

24.    STOCK-BASED COMPENSATION PLANS

(a)    Stock-based compensation expense:

	2013	2012	2011

Cost of goods sold	$406	$304	$385
Sales and marketing	1,862	1,149	1,075
Research and development	1,433	1,341	1,110
Administration	4,289	2,987	2,928
Continuing operations	7,990	5,781	5,498
Discontinued operations	1,357	932	951
	$9,347	$6,713	$6,449

Stock option plan	2,548	2,121	2,844
Restricted stock plan	6,799	4,592	3,605
	$9,347	$6,713	$6,449

(b)    Stock option plan

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan is the lesser of 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  Based on the number of shares outstanding as at December 31, 2013, stock options exercisable into 1,572,198 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date.  Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2013	2012	2011
Risk-free interest rate	0.89%	0.85%	2.07%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	50%	57%	60%
Expected option life (in years)	4.0	4.0	4.0
Estimated forfeiture rate	3.5%	3.5%	3.5%
Average fair value of options granted (in dollars)	$4.42	$3.42	$5.11

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares.  The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

The following table presents stock option activity for the years ended December 31:

	Number of	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	Options	Cdn.$	U.S.$	In Years	U.S.$
Outstanding, December 31, 2010	2,259,728	12.51	12.54	2.4	7,878
Granted	658,452	10.88	10.89
Exercised	(83,906)	6.06	6.19		417
Forfeited	(536,399)	13.91	13.97
Outstanding, December 31, 2011	2,297,875	12.11	11.86	2.5	705
Granted	636,963	7.85	7.82
Exercised	(85,051)	5.16	5.12		297
Forfeited	(493,910)	17.58	17.42
Outstanding, December 31, 2012	2,355,877	9.89	9.96	2.5	735
Granted	642,025	11.92	11.22
Exercised	(965,228)	8.81	8.29		5,425
Forfeited	(495,088)	15.14	14.25
Outstanding, December 31, 2013	1,537,586	10.37	9.76	3.1	22,164

The intrinsic value of outstanding stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

The following table summarizes the stock options outstanding and exercisable at December 31, 2013:

	Options Outstanding				Options Exercisable
Range of	Number of	Weighted Average Remaining Option Life	Weighted Average Exercise Price		Number Of options	Weighted Average Exercise Price
Exercise Prices	Options	(years)	Cdn.$	U.S.$	Exercisable	Cdn.$	U.S.$
$3.98 – $7.99 U.S. $4.23 – $8.48 Cdn	424,697	3.0	8.00	7.53	137,209	7.75	7.30
$8.00 – $10.51 U.S. $8.49 – $11.17 Cdn	378,070	1.7	10.08	9.49	276,615	9.89	9.31
$10.52 – $11.05 U.S. $11.18 – $11.74 Cdn	360,858	4.1	11.61	10.93	12,165	11.20	10.55
$11.06 – $11.87 U.S. $11.75 – $12.61 Cdn	373,961	3.6	12.15	11.44	44,649	11.83	11.14
	1,537,586	3.1	10.37	9.76	470,638	9.48	8.93

The options outstanding at December 31, 2013 expire between February 14, 2014 and May 16, 2018.

As at December 31, 2013, the unrecognized stock-based compensation cost related to the non-vested stock options was $3,641 (2012 — $3,836; 2011 — $3,969), which is expected to be recognized over a weighted average period of 2.5 years (2012 — 2.4 years; 2011 — 2.6 years).

(c)     Restricted share plans

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”).  The RSPs further our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs.  The form and timing of settlement is subject to local laws.  With respect to the treasury based RSP, the maximum number of common shares which the Company may issue from treasury is 1,000,000 common shares.  With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and Nasdaq, which are used to settle vested RSUs.  The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the date of the grant.  RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.  There were 1,415,922 unvested RSUs and 26,193 vested and not settled RSUs outstanding as at December 31, 2013.

The intrinsic value of outstanding RSUs is calculated as the quoted market price of the stock at the balance sheet date, or date of vesting.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

The following table summarizes the RSU activity for the years ended December 31:

	Number of	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	RSUs	Cdn.$	U.S.$	In years	U.S.$
Outstanding, December 31, 2010	827,991	6.81	6.83	1.3	12,346
Granted	486,343	10.83	10.84
Vested	(379,121)	11.10	11.11		4,170
Forfeited	(31,184)	8.54	8.43
Outstanding, December 31, 2011	904,029	8.94	8.43	1.3	6,346
Granted	856,784	7.89	7.89
Vested	(499,038)	7.67	7.67		3,835
Forfeited	(36,780)	9.09	9.00
Outstanding, December 31, 2012	1,224,995	8.71	8.68	1.9	9,746
Granted	843,592	12.09	11.38
Vested	(573,613)	9.54	8.98		6,456
Forfeited	(52,859)	9.74	9.17
Outstanding, December 31, 2013	1,442,115	10.59	9.98	1.8	34,867
Outstanding – vested and not settled	26,193
Outstanding – unvested	1,415,922
Outstanding, December 31, 2013	1,442,115

As at December 31, 2013, the total remaining unrecognized compensation cost associated with the RSUs totaled $8,058 (2012 — $5,950; 2011 — $4,176), which is expected to be recognized over a weighted average period of 1.8 years (2012 — 1.6 years; 2011 — 1.9 years).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. Grants to French employees are expensed over a two-year vesting period.

25.    NON-CONTROLLING INTEREST

The non-controlling interest represents shares held by former Wavecom employees under their long-term incentive plan.  The shares had vested, but were subject to a hold period for tax purposes.  We had entered into a put/call agreement with these employees to purchase back the shares at €8.50 per share upon expiry of the tax hold period.  Until that time, the shares were considered non-controlling interest.  On June 8, 2011, the tax hold period expired on these vested shares.  During the year ended December 31, 2013, no shares were acquired (year ended December 31, 2012 - 4,250 shares).  The obligation for the remaining 500 shares at €8.50 per share has been recorded as at December 31, 2013 and is classified under accrued liabilities.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

26.    FAIR VALUE MEASUREMENT

(a)    Fair value presentation

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Level 2	—
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	—	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair value due to the immediate or short-term maturity of these financial instruments. Short-term investments are recorded at fair value and their carrying value as at December 31, 2013 was $2,470 (December 31, 2012 — $nil).  Our short-term investments are classified within Level 1 of the valuation hierarchy.  Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

On July 23, 2012, foreign currency forward exchange contracts for a notional US$56.3 million to acquire €45.0 million in connection with the acquisition of the M2M business of Sagemcom settled.  For twelve months ended December 31, 2012, we realized a loss of $1,761, which is classified in Foreign exchange gain (loss) on these forward contracts.

(b)    Credit Facilities

On October 31, 2013 we renewed our $10 million revolving term credit facility ("Revolving Facility") for a two year term which expires on October 31, 2015. The Revolving Facility with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce is for working capital requirements, is secured by a pledge against all of our assets, and is subject to borrowing base limitations.  Other terms of the Revolving Facility remain substantially unchanged. As at December 31, 2013, there were no borrowings under the Revolving Facility.

(c)     Letters of credit

We have entered into a standby letter of credit facility agreement under which we have issued two performance bonds to third party customers in accordance with specified terms and conditions.  At December 31, 2013, we had two Euro denominated performance bonds amounting to €50 thousand expiring in June 2014 (December 31, 2012 - €50 thousand) and no other performance bonds (December 31, 2012 - $176). The carrying value of these instruments approximate their fair market value.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

27.    FINANCIAL INSTRUMENTS

Financial Risk Management

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities.

We have exposure to the following business risks:

We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although a significant portion of our revenues are in U.S. dollars, we incur operating costs and have obligations related to our facilities restructuring that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.

We are generating and incurring an increasing portion of our revenue and expenses, respectively, outside of North America including Europe, the Middle East and Asia.  To manage our foreign currency risks, we may enter into foreign currency forward and options contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.  As at December 31, 2013 and 2012, we had no such contracts in place.

We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility.  Accordingly, our future results could be materially affected by changes in these or other factors.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

28.    COMMITMENTS AND CONTINGENCIES

(a) Operating leases

We have entered into operating leases for property and equipment.  The minimum future payments under various operating leases for our continuing operations in each of the years ended December 31 is as follows:

2014	$5,032
2015	4,164
2016	3,970
2017	3,782
2018	3,672
Subsequent years	7,298
$27,918

(b) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)
We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)
In March 2004, we entered into an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, under which we were eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies. Under the terms of the agreement, all or part of the contribution was repayable upon the occurrence of certain prescribed events of default. In March 2009, we signed an amended agreement under which we will repay a total of Cdn. $2,500, with payments due on March 1 for each of the next five years beginning March 1, 2009, in full and final satisfaction of all amounts owing, or to be owed, to TPC under this agreement.  During the year ended December 31, 2013, we made the final payment of Cdn. $500.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

(iv)
We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties follows:

	2013	2012
Balance, beginning of year	$4,169	$4,537
Provisions	7,368	9,399
Expenditures	(5,676)	(8,178)
Liability held for sale	—	(1,589)
Balance, end of year	$5,861	$4,169

(c) Other commitments

We have entered into purchase commitments totaling approximately $77,708 net of related electronic components inventory of $2,155 (December 31, 2012 — $54,850, net of electronic components inventory of $7,697), with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2014 and March 2014.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In November 2013, we filed a complaint against Nokia Corporation in the EU Commission for breach of Article 102 of the European Union Treaty. The complaint alleges that Nokia Corporation abuses a dominant position, discriminates, applies unfair royalties and wrongfully refuses to grant a license to Sierra Wireless in the context of Nokia's essential patents licensing program. We also believe that Nokia Corporation violates section 5 of the FTC Act (United States) and have sent a notice to the Federal Trade Commission (FTC) setting out these violations. The EU Commission and FTC are each currently reviewing the materials we have submitted to them. On January 6 2014, we received notice from the International Chamber of Commerce of arbitration proceedings launched by Nokia Corporation against Sierra Wireless, for alleged unpaid royalties of approximately $29 million. We believe Nokia's arbitration claims are without legal merit, and we will defend ourselves vigorously. Nonetheless, an unfavorable outcome could have a material adverse effect on our operating results, liquidity or financial position.

In December 2012, Concinnitas LLC filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by us.  The lawsuit makes allegations concerning AirCard products.  In September 2013, a mutually agreeable confidential settlement was entered into by the parties which will not have a material adverse effect on our operating results. The lawsuit was subsequently dismissed with prejudice.

In April 2012, a patent holding company, Cell and Network Selection, LLC (“CNS”), filed a patent infringement lawsuit in the United States District Court for the District of Texas asserting patent infringement by us and our customer. In May 2013, this lawsuit was dismissed upon motion of CNS and a new lawsuit was filed by CNS in the same court. The lawsuit makes certain allegations concerning the LTE products sold by us, including the mobile hotspots and USB modems sold by us to AT&T prior to the transfer of the AirCard business to Netgear. In September 2013, a mutually agreeable confidential settlement was entered into by the parties which will not have a material adverse effect on our operating results. The lawsuit was subsequently dismissed with prejudice.

In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The lawsuit is in the discovery stage. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. Trial is anticipated to occur in September 2014. In February 2014, we filed a declaratory judgment action in the same court seeking a declaration of non-infringement with respect to a recently issued patent held by M2M, which patent is a continuation of the patents-in-suit in the original lawsuit filed against us by M2M.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

In September 2011, a patent holding company, Wi-Lan, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including us. The lawsuit makes certain allegations concerning the wireless communication products sold by us.  In September 2012, the lawsuit was consolidated with another lawsuit commenced by Wi-Lan in the Eastern District of Texas concerning the same patents.  In December 2012, Wi-Lan filed additional patent litigation lawsuits in the United States District Court for each of the Eastern District of Texas and the Southern District of Florida asserting patent infringement by us of additional patents not included in the first Wi-Lan suit.  The lawsuit in the Southern District of Florida was transferred to the Southern District of California. The second lawsuit in the Eastern District of Texas had not yet been scheduled for trial; however certain claims in the patent-in-suit (US Patent No. 6,381,211) were recently found to be invalid, as well as not infringed, by a jury in a similar case in this district involving Wi-Lan as plaintiff and Ericsson Inc., Alcatel-Lucent USA Inc., HTC Corporation and Sony Mobile Communications as defendants. In October 2013, a mutually agreeable confidential settlement was entered into by the parties to resolve all pending lawsuits, which will not have a material adverse effect on our operating results.

In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent infringement lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers.  In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors.  Both lawsuits have been stayed against all defendants except Apple Inc. ("Apple"), pending the outcome of the first case against Apple in Delaware.  In April 2013, the Court of Delaware issued its claim construction order, as well as an order granting Apple's motion for summary judgment on non-infringement and denying Apple's motion for summary judgment on invalidity. These orders have been appealed by GBT to the US Court of Appeals for the Federal Circuit. In May 2012, GBT filed a patent infringement lawsuit in the United States District Court for the Central District of California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products.  In September 2012, this lawsuit was dismissed in the Central District of California and re-filed in the District of Delaware. This lawsuit has been stayed against us pending the outcome of the case against Apple with respect to the same patent, which is set for trial in the Central District of California in May 2014. A claim construction order was issued in this case in June 2013.

In July 2009, a patent holding company, SPH America, LLC, filed a patent infringement lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including certain of our customers. In January 2013, a mutually agreeable confidential settlement was entered into by the parties which will not have a material adverse effect on our operating results.  The lawsuit was subsequently dismissed with prejudice.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we have an obligation to indemnify them in respect of the products we supply to them:

In May 2013, a patent holding company, Adaptix, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against one of our customers asserting patent infringement in relation to our customer’s products, which may include certain LTE products which utilize modules sold to them by us. The lawsuit is in the early stages.

In January 2013, a patent holding company, Steelhead Licensing LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against one of our customers asserting patent infringement in relation to our customer’s products and services, including the mobile hotspot devices sold to them by us prior to the transfer of the AirCard business to Netgear.  In March 2013, we advised our customer that we had been granted a license with respect to the patents-in-suit, which license covers any of our products sold by our customers (including this customer). We believe this outcome will not have a material adverse effect on our operating results.

In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer’s products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. The lawsuits are in the early stages, and we are negotiating a stipulation of intervention in two cases with the plaintiff.

In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us prior to the transfer of the AirCard business to Netgear.  In October 2013, the plaintiff objected to the Magistrate’s report and recommendation that the Court grant the defense motion to dismiss for lack of subject matter jurisdiction; therefore, the matter is currently being reviewed by the District Court Judge.

In June 2011, Barnes and Noble, Inc. filed a declaratory judgment action in the United States District Court for the Northern District of California against LSI Corporation (and later added Agere Systems, Inc.) (collectively, “LSI”), seeking a declaration that certain patents were not infringed by their products, including the 3G Nook e-reader which incorporates wireless modules sold to them by us.  LSI counterclaimed for patent infringement.  There are currently 9 patents-in-suit, two of which relate to the 3G products which incorporate our modules.  The lawsuit is currently in the discovery phase and the claim construction hearing is anticipated to occur in March 2014.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

A patent holding company, Eon Corp. IP Holdings, LLC ("Eon"), filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. A claim construction order was issued in July 2013, and this case is scheduled for trial in October 2014.  Eon filed a patent litigation lawsuit against another of our customers in January 2012 in the United States District Court for the District of Puerto Rico, which has been transferred in part to the District of Delaware with respect to claims related to one of the three patents-in-suit. A claim construction hearing was held in the Puerto Rico case in November 2013 and in the Delaware case in January 2014. In all the above Eon cases, assertions of patent infringement are being made in relation to the wireless modems sold to our customers by us prior to the transfer of the AIRCard business to Netgear.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

29.    SEGMENTED INFORMATION

The Company sold substantially all of the assets and operations related to its AirCard business on April 1, 2013 (note 7).

During the fourth quarter of 2013, we acquired substantially all of the M2M embedded module and modem business of AnyDATA Corporation and recently announced that we have entered into an agreement to acquire In Motion Technology. We have reevaluated our segmentation and determined that we have two reportable segments.

•OEM Solutions
•Enterprise Solutions

The segmented information for the years ending December 31, 2012 and December 31, 2011 have been reclassified to conform to the segments presented in 2013.

As we do not evaluate the performance of our operating segment based on segment assets, management does not classify asset information on a segmented basis.  Despite the absence of discrete financial information we do measure our revenue based on other forms of categorization such as by the geographic distribution in which our products are sold.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

REVENUE BY SEGMENT

	Year ended December 31, 2013
	OEM Solutions	Enterprise Solutions	Total
Revenue	$382,016	$59,844	$441,860
Cost of goods sold	266,867	29,352	296,219
Gross margin	115,149	30,492	$145,641
Gross margin %	30.1%	51.0%	33.0%
Expenses			163,305
Loss from operations			$(17,664)
Total assets			$512,000

	Year ended December 31, 2012
	OEM Solutions	Enterprise Solutions	Total
Revenue	$346,543	$50,778	$397,321
Cost of goods sold	246,284	25,763	272,047
Gross margin	$100,259	$25,015	$125,274
Gross margin %	28.9%	49.3%	31.5%
Expenses			147,480
Loss from operations			$(22,206)
Total assets			$464,763

	Year ended December 31, 2011
	OEM Solutions	Enterprise Solutions	Total
Revenue	$290,463	$42,712	$333,175
Cost of goods sold	210,138	21,297	231,435
Gross margin	$80,325	$21,415	$101,740
Gross margin %	27.7%	50.1%	30.5%
Expenses			155,993
Loss from operations			$(54,253)
Total assets			$422,887

REVENUE BY GEOGRAPHICAL REGION

	2013	2012	2011
Americas	$135,560	$101,240	$83,890
Europe, Middle East and Africa	91,839	79,904	90,724
Asia-Pacific	214,461	216,177	158,561
	$441,860	$397,321	$333,175

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except where otherwise stated)

PROPERTY AND EQUIPMENT BY GEOGRAPHICAL REGION

	2013	2012
Americas	$9,584	$8,169
Europe, Middle East and Africa	8,686	8,580
Asia-Pacific	3,712	3,290
	$21,982	$20,039

30.    SUBSEQUENT EVENT

On January 26, 2014 we entered into a definitive agreement to acquire all the shares of In Motion Technology ("In Motion") for $21 million. The acquisition is expected to close in early March 2014 and is subject to certain post-closing adjustments. In Motion is a leader in mobile enterprise networks that provide customers with fleets in mission critical environments with a secure, managed end-to-end communications system. In Motion's solutions are used by public safety, transit and utility fleets across the US and Canada. This acquisition further strengthens our leadership position in M2M and will broaden our Enterprise Solutions segment product portfolio.